

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Trent Ward
Chief Executive Officer
Interactive Strength, Inc.
236 West 30th Street, Suite 501
New York, NY 10001

> **Re: Interactive Strength, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 2, 2022**
> **CIK No. 0001785056**

Dear Trent Ward:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 2, 2022

General

1. We note your disclosure on page 62 regarding Russia's invasion of Ukraine. Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues, issued by the Staff in May 2022.

2.   Please provide us supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Prospectus Summary, page 1

3.   We note you expect to launch coaching services in the fourth quarter of 2022. Please update the status of these services in future filings.

Consumers are permanently shifting consumption of fitness to digital, page 4

4.   We note your disclosure that consumers are "permanently" shifting to consumption of fitness to digital. Please consider updating your disclosure to reflect any shifts in consumer consumption in 2022.

Risk Factors, page 17

5.   Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers. Also, please describe whether increased borrowing costs have impacted your or your customers' ability to make timely payments.

We have limited operating experience at our current scale of operations..., page 27

6.   Please revise to quantify the headcount reduction so that investors have a better appreciation of this risk.

Increases in component and equipment costs, long lead times, supply shortages..., page 34

7.   We note that you rely on a sole supplier for some components or parts located in Taiwan. Please disclose the risks of this reliance and any disruptions you have experienced due to such reliance.

<u>We are a party to many music license agreements that are..., page 38</u>

8.   We note you are a party to many licensing agreements. For any material licensing agreements, provide a description of each agreement, as applicable, to disclose the material terms of such agreement including, the duration, termination, royalty term and any royalty term expiration provisions.

<u>We face risks related to recession, inflation, weak growth..., page 73</u>

9.   We note your risk factor indicating that inflation could affect your prices and demand for your products. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. In addition, please update your disclosure in future filings to identify actions planned or taken, if any, to mitigate inflationary pressures.

<u>Market, Industry, and Other Data, page 82</u>

10.   We note that the prospectus includes market, industry and other data based on information from several third-party sources. Please tell us if you commissioned any of the industry or other data that you reference in the prospectus and, if so, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or advise.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 91</u>

11.   Although you disclose on page 97 that your gross loss decreased by $4.5 million, it appears that it actually increased by $4.5 million. Please make the appropriate revisions to your disclosure.

12.   Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

13.   We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

<u>Certain Relationships and Related Party Transactions, page 156</u>

14.   Revise this section to provide all the information required by Item 404(a) of Regulation S-K. In particular, we note that Item 404(a)(1) requires that you name the related person and the basis on which they are related.

Description of Capital Stock, page 163

15.   Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.

Financial Statements
Consolidated Statements of Operations and Comprehensive Loss, page F-4

16.   Please revise your presentation of net loss per share for the year ended December 31, 2020 to state that net loss per share was ($1.55). Your current presentation indicates you had net income per share of $1.55 for fiscal year 2020.

        You may contact Jeff Gordon at (202) 551-3866 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing

cc: Davina K. Kaile